

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

September 14, 2009

Mr. Henry N. Adorno
Vice Chairman
HSW International, Inc.
One Capital City Plaza
3350 Peachtree Road, Suite 1600
Atlanta, GA 30326

> **RE:** **HSW International, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 31, 2009**
> **File No. 001-33720**

Dear Mr. Adorno:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: By facsimile to (919) 781-4865
        Donald Reynolds
        (Wyrick Robbins Yates & Ponton LLP)